UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107

(CUSIP Number)

Elisabeth Carretté, 1700 South Industrial Road, Las Vegas, Nevada 89102, (702) 384-2425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elisabeth Carretté

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,413,925(1)

	9.	Sole Dispositive Power 3,922,011

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,413,925(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 55.9%

14.	Type of Reporting Person (See Instructions) IN

(1)   Includes 491,914 shares held by Eric P. Endy.  See Item 5 below for a detailed description of the amount and nature of shares beneficially owned by Mrs. Carretté.

This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D originally filed by Elisabeth Carretté on March 1, 2005, for the purpose of updating the relevant information as of the date hereof or for such other dates as may be expressly provided herein.  This Amendment reports, among other things, (a) the exercise of antidilution warrants, directly or indirectly, by Mrs. Carretté since the original Schedule 13D was filed on March 1, 2005, and (b) the existence of a group between Mrs. Carretté and Eric P. Endy.  Pursuant to Rule 13d-1(k)(2), each of Mrs. Carretté and Mr. Endy are filing individually, and the information herein concerning Mr. Endy reflects Mrs. Carretté’s knowledge of such information.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Gaming Partners International Corporation, or GPIC.  The principal executive offices of GPIC are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

Item 2.	Identity and Background

(a)           Elisabeth Carretté(2)

(b)           1700 South Industrial Road

Las Vegas, Nevada 89102

(c)           Mrs. Carretté is the wife of Francois Carretté, or Mr. Carretté.  Until his death on December 24, 2004, Francois Carretté served as the Chairman of the Board of Directors of GPIC.  In addition, Mr. Carretté was President of the Supervisory Board of Holding Wilson, S.A., a French holding company of which Mr. Carretté was a 99% stockholder.  Holding Wilson, S.A. beneficially owns approximately 49.5% of the outstanding shares of GPIC’s common stock.  After Mr. Carretté’s death, Mrs. Carretté was appointed as a director of GPIC effective as of January 27, 2004 to fill the vacancy left by the death of her husband.  Mrs. Carretté also became the President of the Supervisory Board of Holding Wilson, S.A.

In addition to its investment in GPIC, Holding Wilson, S.A. through its affiliates, engages in consulting for geotechnic infrastructures and the environment and in food distribution.  The Supervisory Board of Holding Wilson currently consists of Mrs. Carretté, Philippe Cholet, Jean-Francois Lendais and Guillaume de Broglie. The Executive Board of Holding Wilson currently consists of Alain Thieffry, President, Daphne Lendais and Nathalie de Broglie, the daughters of Mr. and Mrs. Carretté. The address of Holding Wilson is 3 Avenue du President Wilson, 75116, Paris, France.

(d)           During the last five years, neither Mrs. Carretté nor any of the individuals named in Item 2(c) has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Mrs. Carretté nor any of the individuals named in Item 2(c) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree

(2)   Mrs. Carretté beneficially owns approximately 92.9% of the outstanding shares of Holding Wilson, S.A. and she has included in this Schedule 13D all of the shares of GPIC common stock held by Holding Wilson, S.A. in the total amount of shares of GPIC beneficially owned by her.  As such, Mrs. Carretté has not named Holding Wilson, S.A. as a separate reporting person in this Schedule 13D.

or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)            Each of Mrs. Carretté and the other individuals named in Item 2(c) is a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration

From March 1, 2005 through October 30, 2005, Mrs. Carretté acquired, directly and indirectly, a total of 23,526 shares of GPIC common stock upon her exercise of antidilution warrants (as described in Item 5 below) as provided below:

Person	Date	No. of Shares	Exercise Price	Purchase Price	Source of Funds
Holding Wilson, S.A.	09/12/2005	23,522	$0.01	$235.22	Working capital
Elisabeth Carretté	09/12/2005	2	$0.01	$0.02	Personal funds
Estate of Francois Carretté	09/12/2005	2	$0.01	$0.02	Personal funds

The estate of Francois Carretté directed the Company to cause the two shares of GPIC common stock issuable to it upon exercise of the antidilution warrants to be issued in the name of Daphne Lendais and Nathalie de Broglie, the daughters of Mr. and Mrs. Carretté.  Accordingly, such shares are excluded from the shares beneficially owned by Mrs. Carretté.

Item 4.	Purpose of Transaction

GPIC (formerly known as Paul-Son Gaming Corporation ) entered into an agreement and plan of exchange and stock purchase dated as of April 11, 2002 and amended as of May 13, 2002 (the “Combination Agreement”) with Gaming Partners International SAS (formerly known as Etablissements Bourgogne et Grasset), or GPI-SAS.  GPIC and GPI-SAS completed the transactions contemplated under the Combination Agreement on September 12, 2002.  At the closing, the businesses of GPIC, GPI-SAS, and GPI-SAS’s wholly-owned subsidiary, The Bud Jones Company, Inc., or Bud Jones, were combined, with GPI-SAS and Bud Jones becoming wholly-owned subsidiaries of GPIC.  On December 31, 2002, Bud Jones merged into GPI-USA, which was a wholly-owned subsidiary of GPIC and GPI-USA was the surviving entity.

Pursuant to the Combination Agreement, 100% of the outstanding shares of GPI-SAS were exchanged for an aggregate of 3,969,026 shares of GPIC common stock.  As part of the consideration for the combination, GPIC granted to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $0.01 per share, subject to certain conditions.  The warrants were intended to provide antidilution protection to the former GPI-SAS stockholders against options or similar rights granted by GPIC prior to or at the closing which were then exercised after the closing.  Thus, the antidilution warrants are only exercisable if, as and when these options or rights are exercised or such securities are issued.  The antidilution warrants expire 30 days after GPIC notifies the warrant holder that the last of those underlying options and rights have expired.  Since the closing of the exchange transaction, Mr. and Mrs. Carretté have, directly or indirectly, exercised antidilution warrants for an aggregate of 107,263 shares of GPIC common stock, including the antidilution warrants for 23,526 shares as described in Item 3 above.  As of October 30, 2005, Mrs. Carretté had remaining antidilution warrants for an aggregate of 191,799 shares of GPIC common stock, of which 1,595 are currently exercisable.

Mrs. Carretté acquired most of the shares of GPIC common stock beneficially owned by her upon the death of her husband on December 24, 2004.  Upon the settlement of her husband’s estate she inherited a life estate in the approximately 92.9% of the outstanding shares of Holding Wilson, S.A.  Holding Wilson, S.A. holds 3,900,330 shares of GPIC common stock, or approximately 49.5% of the outstanding shares of GPIC.  After Mr. Carretté’s death, Mrs. Carretté was appointed as a director of GPIC effective as of January 27, 2004 to fill the vacancy left by the death of her husband.  Mrs. Carretté also became the President of the Supervisory Board of Holding Wilson, S.A.  The Supervisory Board of Holding Wilson, S.A. currently consists of Mrs. Carretté, Philippe Cholet, Jean-Francois Lendais and Guillaume de Broglie.  In her capacity as President of the Supervisory Board and 92.9% owner of Holding Wilson, S.A., Mrs. Carretté has beneficial ownership of the GPIC shares held by Holding Wilson, S.A., including the sole power to vote and dispose of such shares, subject to her daughters’ remainder interest in the shares of Holding Wilson, S.A. upon her death and subject to the voting agreement in favor of Eric P. Endy and the Paul S. Endy, Jr. Living Trust, or the Endy Trust, as described in Item 5 below, with respect to the shares of GPIC.

Mrs. Carretté also acquired shares, and antidilution warrants to acquire shares, of GPIC prior to and in connection with the combination transaction between GPIC and GPI-SAS.  Details of the dates and number of shares of GPIC acquired by Mrs. Carretté, including the source and amount of funds used to acquire those shares, prior to and in connection with the combination are set forth in her original Schedule 13D filed on March 1, 2005, and are not restated in this amended Schedule 13D.

Except as set forth in this statement, neither Mrs. Carretté nor Holding Wilson has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of GPIC, or the disposition of securities of GPIC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GPIC or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of GPIC or any of its subsidiaries; (d) any change in the present board of directors or management of GPIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of GPIC; (f) any other material change in GPIC’s business or corporate structure; (g) changes in GPIC’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of GPIC by any person; (h) causing a class of securities of GPIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of GPIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)–(b)

	Elisabeth Carretté (excluding Eric P. Endy shares)		Eric P. Endy (excluding Elisabeth Carretté shares)(2)	Elisabeth Carretté (including Eric P. Endy shares as a Group)(2)
Amount beneficially owned:	3,922,011	(1)	491,914	4,413,925
Percent of class:	49.8%		6.2%	55.9%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	0		0	0
Shared power to vote or to direct the vote:	3,922,011	(1)	491,914	4,413,925

	Elisabeth Carretté (excluding Eric P. Endy shares)		Eric P. Endy (excluding Elisabeth Carretté shares)(2)	Elisabeth Carretté (including Eric P. Endy shares as a Group)(2)
Sole power to dispose or to direct the disposition of:	3,922,011	(1)	491,914	4,413,925
Shared power to dispose or to direct the disposition of:	0		0	0

(1)   Mrs. Carretté beneficially owns the shares as follows:

Holding Wilson, S.A.	3,900,330
Currently exercisable anti-warrants held by Holding Wilson, S.A.	1,595
Elisabeth Carretté	345
Estate of Francois Carretté	15,741
Currently exercisable stock options held by estate of Francois Carretté	4,000
3,922,011

(2)   To the knowledge of Mrs. Carretté based upon public filings made by Mr. Endy and other information available to her, Mr. Endy beneficially owns his shares of GPIC common stock as follows:

The Endy Trust	396,559
Eric P. Endy	44,355
Hsiao Chin Endy (Spouse)	6,000
Nevin Chao Endy Irrevocable Trust	6,000
Daren Chang Endy Irrevocable Trust	6,000
Celine Endy Irrevocable Trust	6,000
Currently exercisable stock options	27,000
491,914

As a result of the relationship described below, Mrs. Carretté acknowledges the existence of a group consisting of himself and Mr. Endy within the meaning of Section 13(d)(3) of the Securities and Exchange Act, as amended (the “Exchange Act”).

GPIC entered into the Combination Agreement with GPI-SAS.  GPIC and GPI-SAS completed the transactions contemplated under the Combination Agreement on September 12, 2002.  As a part of the combination transaction, Mr. Endy, the Endy Trust (including the other Endy family trusts) and Mrs. Carretté and the other former GPI-SAS stockholders entered into a stock purchase agreement dated April 11, 2002, or the Stock Purchase Agreement.  Pursuant to the Stock Purchase Agreement, Mr. Endy and the Endy Trust (including the other Endy family trusts) agreed to vote all shares of GPIC common stock which they are entitled to vote, in the manner directed by Holding Wilson, S.A. (GPI-SAS’s then controlling stockholder) at any and all meetings of the stockholders of GPIC with respect to the election and removal of directors for a period of five years after the date of the closing of the combination.  Holding Wilson S.A. and Francois Carretté (or his successor), the controlling stockholder of Holding Wilson S.A., each agreed to vote all shares of GPIC common stock which they are entitled to vote in favor of the election of Eric P. Endy as director (or if Mr. Endy is unable to serve, a replacement designated by the Endy Trust) for a period of five years after the closing of the combination.  Mr. Carretté died on December 24, 2004, and was survived by his spouse, Elisabeth Carretté.  The Stock Purchase Agreement also provides the former stockholders of GPI-SAS with a right of first refusal to purchase any shares which Mr. Endy or the Endy Trust desire to sell.  Mrs. Carretté beneficially owns, directly and indirectly owns, an aggregate of approximately 3,922,011 shares (including 4,000 and 1,595 shares underlying currently exercisable options and antidilution warrants, respectively), constituting approximately 49.8% of the outstanding shares of GPIC common stock.  In her capacity as President of the Supervisory Board and 92.9% owner of Holding Wilson, S.A., Mrs. Carretté has the sole power to vote and dispose of such shares, subject to her daughters’ remainder interest in the shares of Holding Wilson, S.A. upon her death and subject to the voting agreement in favor of Eric P. Endy and the Paul S. Endy, Jr. Living Trust, or the Endy Trust with respect to the shares of GPIC.  Mrs. Carretté expressly disclaims beneficial ownership of the shares beneficially owned by Holding Wilson, S.A. except to the exent of her pecuniary interest in such shares.

As part of the consideration for the combination, GPIC issued to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $0.01 per share under certain circumstances.  Since the closing of the exchange transaction, Mr. and Mrs. Carretté have, directly or indirectly, exercised antidilution warrants for an aggregate of 174,741 shares of GPIC common stock.  As of October 30, 2005, Mrs. Carretté, directly or indirectly, had remaining antidilution warrants for an aggregate of 191,799 shares of GPIC common stock, of which 1,595 are currently exercisable.  The terms and conditions of the antidilution warrants are described in Item 3 above.

On September 12, 2002, Mr. Carretté was granted an option to purchase 6,000 shares of GPIC common stock under GPIC’s 1994 Directors Stock Option Plan, or the Directors Plan.  The exercise price of his option is $3.40 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on September 12, 2003.  At the time of Mr. Carretté’s death, the option was fully vested and exercisable as to 4,000 shares.  Pursuant to the Directors Plan, the fully vested and exercisable option may be exercised by Mr. Carretté’s estate, personal representative or beneficiary any time prior to the second anniversary of his death.  Mrs. Carretté has until December 27, 2007 to exercise the vested portion of the option.  In addition, on January 27, 2005, Mrs. Carretté was granted an option to purchase 6,000 shares of GPIC’s common stock pursuant to the Directors Plan. The exercise price of her option is $12.81 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on January 27, 2006.  At this time, none of Mrs. Carretté’s option as to the 6,000 shares is currently exercisable.

Holding Wilson, S.A. entered into an agreement with Gerard Charlier, or the Put Option, whereby Holding Wilson, S.A. granted Mr. Charlier an option to sell to Holding Wilson, S.A. the GPIC common stock he acquired in the combination if Mr. Charlier’s employment with GPIC is terminated voluntarily by Mr. Charlier or by GPIC other than for death, permanent disability or cause (as defined in Mr. Charlier’s employment agreement).  The per share sale price would be equal to the average closing price of GPIC common stock for the 30 trading days preceding the date Mr. Charlier exercises his option to sell.  To the knowledge of Mrs. Carretté, Mr. Charlier beneficially owns a total of approximately 660,140 shares, including 100,000 stock options and 229 antidilution warrants that are currently exercisable.  Mrs. Carretté expressly disclaims beneficial ownership of the shares beneficially owned by Mr. Charlier as she has no pecuniary interest in such shares.

As a result of the relationship described above with respect to the transactions under the Stock Purchase Agreement, Mrs. Carretté acknowledges the existence of a group consisting of herself and Mr. Endy within the meaning of Section 13(d)(3) of the Act.

Although Mrs. Carretté and Mr. Endy previously disclaimed group status in their prior Schedule 13D filings, in evaluating whether GPIC qualified for the “controlled company” exemption under the Nasdaq rules, Mrs. Carretté and Mr. Endy, at the request of the board of directors, reassessed whether a group exists between them after Mrs. Carretté’s holdings dropped below 50% of the outstanding shares of GPIC.  In order for a group to exist for Nasdaq purposes, the stockholders must have publicly filed a Schedule 13D or other notice reporting that they are acting as a group.  Under Rule 13d-5(b)(1), a group is deemed to exist when two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.  As the voting agreement and first right of refusal relate to the voting and holding of GPIC’s equity securities, and based on reported cases and SEC interpretations with respect to Section 13(d), Mrs. Carretté and Mr. Endy concluded that a group does exists between them.  Although Mrs. Carretté acknowledges the existence of a group between her and Mr. Endy within the meaning of Section 13(d)(3) of the Act, Mrs. Carretté expressly disclaims beneficial ownership of the shares beneficially owned by Mr. Endy and the Endy Trust as she has no pecuniary interest in such shares.

The percentages reflect the percentage share ownership with respect to 7,870,400 shares of GPIC common stock outstanding as of October 30, 2005.

(c)           Other than the acquisitions of GPIC common stock upon the exercise of antidilution warrants as described in this statement, no transactions in GPIC common stock were effected during the past 60 days by Mrs. Carretté, Holding Wilson, S.A. or any of the other individuals named in Item 2(c).

(d)           No person other than the record owner of such shares of GPIC common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of GPIC common stock.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Combination Agreement, the Stock Purchase Agreement, the Put Option and the antidilution warrants are described in Item 5 above.  The summary descriptions of the Combination Agreement, the Stock Purchase Agreement, the Put Option and the antidilution warrants in this Schedule 13D are qualified in their entirety by reference to the full text of the Combination Agreement, the Stock Purchase Agreement, the Put Option and the antidilution warrants which are incorporated herein by reference as Exhibits 2.1, 2.2, 2.3 and 2.4, respectively.  Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of GPIC.

Item 7.	Material to Be Filed as Exhibits

2.1     Agreement and Plan of Exchange and Stock Purchase, dated as of April 11, 2002, and amended as of May 13, 2002, between GPIC and GPI-SAS (Incorporated by reference to Annex A to GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.2     Stock Purchase Agreement, dated as of April 11, 2002, among Eric P. Endy, the Endy Trust, the other Endy family trusts and the former GPI-SAS stockholders (Incorporated by reference to Annex D to Paul-Son’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.3     Option Agreement, dated as of March 29, 2002, between Holding Wilson, S.A. and Gerard Charlier (Incorporated by reference to Exhibit 3 of Schedule 13D for Francois Carretté filed on September 18, 2002).

2.4     Warrant Agreement, dated as of September 12, 2002, in favor of Holding Wilson, S.A.; Warrant Agreement, dated as of September 12, 2002, in favor of Francois Carretté; and Warrant Agreement, dated as of September 12, 2002, in favor of Elisabeth Carretté.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLDING WILSON, S.A.

Dated:	November 7, 2005	/s/ Elisabeth Carretté
By: Elisabeth Carretté,

Its: President of the Supervisory Board

/s/ Elisabeth Carretté
By: Elisabeth Carretté

ATTENTION
Intentional misstatements or omissions of fact
constitute Federal criminal violations
(See 18 U.S.C. 1001)